EXHIBIT  8

The board of directors approves the participation of an urban renewal project located in Hsinchu City

Date of events: 2012/08/29

Contents:

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Lot number 133-3 and 134, Subsection 3, Dong-Men Section, East District, Hsinchu City, co-owned by the Company and National Property Administration.

2.Date of the occurrence of the event:2012/08/29

3.Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: the Company’s ownership:1,341 square meters, equivalent to 405 p’ing, totally NT$246,818,000

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Chang-He Development Co., Ltd

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): The implementer guarantees that the Company will retrieve at least 9,078 square meters, equivalent to 2,746 p’ing floor area.

8.Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price negotiation.

10.Name of the professional appraisal institution and its appraisal amount: N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12.Is the appraisal report price a limited price or specific price?: N/A

13.Has an appraisal report not yet been obtained?: N/A

14.Reason an appraisal report has not yet been obtained: N/A

15.Broker and broker’s fee: None

16.Concrete purpose or use of the acquisition or disposition: Enhance real estate value.

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: This project will be put to be appraised by certificated real estate appraisers and be examined by the authority. The Company will make further announcement in compliance with regulations.